UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2024
Commission File Number	001-41722

MAC COPPER LIMITED
(Translation of registrant’s name into English)

3rd Floor, 44 Esplanade St. Helier, Jersey, JE4 9WG Tel: +(817) 698-9901
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Explanatory Note

As previously reported, on November 21, 2024, the shareholders of MAC Copper Limited, formerly known as Metals Acquisition Limited (the “Company”), passed a special resolution to change the Company’s name from “Metals Acquisition Limited” to “MAC Copper Limited” (the “Name Change”). On November 25, 2024, the Jersey Registrar of Companies issued a Certificate of Incorporation on Change of Name in accordance with the requirements of the Companies (Jersey) Law 1991, as amended, to reflect the Name Change.

It is anticipated that the Company’s ordinary shares will commence trading on the New York Stock Exchange under the new name at the open of market trading on December 3, 2024. The Company’s ticker symbol for its ordinary shares will remain unchanged as “MTAL” and the CUSIP number for the Company’s ordinary shares will remain unchanged.

A copy of the Certificate of Incorporation on Change of Name is attached hereto as Exhibit 3.1.

This Report on Form 6-K, including all exhibits hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-276216) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

3.1	Certificate of Incorporation on Change of Name

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALS ACQUISITION LIMITED
(Registrant)

Date:	November 25, 2024	By:	/s/ Michael James McMullen
			Name:	Michael James McMullen
			Title:	Chief Executive Officer